UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 1, 2025

  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

  held on December 1, 2025)

  ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

  MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

  Date, Hour and Place:

  December 1st, 2025, at 5 p.m., at ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

  Members in attendance:

  (i) Members of the Board of Directors undersigned; (ii) the Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; and (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto; and, (iv) Chief Financial and Investor Relations Officer, Mr. Alexandre Mendes Palhares.

  Matters discussed and resolutions:

    “Ad referendum” of the Annual General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the fiscal year of 2025, the Board of Directors approved the distribution of interim dividends in the total amount of R$ 1,087,307,868.00 (one billion, eighty-seven million, three hundred seven thousand, eight hundred sixty-eight dollars and zero cents). The holders of common shares of the Company are entitled to receive R$ 1.00 (one real) per share, excluding the shares held in the treasury account on this date. The Company emphasizes that the estimated amount per share may be adjusted subject to any change in the number of the Company’s outstanding shares up to the Record Date (as defined below).

    It has also been determined that dividends declared herein will be paid as of December 16, 2025 onwards, with no remuneration or monetary adjustment. The record date to establish the right to receive the approved dividends (“Record Date”) will be December 05, 2025 in Brazil and December 12, 2025 in the United States of America. The shares of the Company will be traded “ex-dividend” on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) from December 08, 2025 onwards and on the New York Stock Exchange (NYSE) from December 12, 2025 onwards.

  Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

  There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

  MARCOS MARINHO LUTZ – Chairman

  JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chairman

  FABIO VENTURELLI

  FLÁVIA BUARQUE DE ALMEIDA

  FRANCISCO DE SÁ NETO

  JOSÉ MAURICIO PEREIRA COELHO

  MARCELO FARIA DE LIMA

  PETER PAUL LORENÇO ESTERMANN

  VÂNIA MARIA LIMA NEVES

  DENIZE SAMPAIO BICUDO – Secretary of the Meeting

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: December 1, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 1, 2025)